

Mail Stop 3720

May 31, 2006

Via U.S. Mail and Fax (303-723-2299)
Mr. David J. Rayner
Chief Financial Officer
EchoStar Communications Corporation
9601 South Meridian Boulevard
Englewood, CO 80112

     RE: **EchoStar Communications Corporation**
               Form 10-K for the fiscal year ended December 31, 2005
               Filed March 31, 2006

               Form 10-Q for the quarterly period ended March 31, 2006

               File No. 0-26176

Dear Mr. Rayner:

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>SAC and Equivalent SAC, page 49</u>

1. We note your planned revision to your presentation of SAC and Equivalent SAC and the actual revision made in the Form 10-Q for the quarterly period ended March 31, 2006. Please revise your disclosure to clearly identify this measure as a non-GAAP measure. Revise to discuss in detail the reasons for the revision to eliminate confusion with your use of a term that has been defined in prior filings but will be calculated differently going forward. Further, revise to disclose all of the related components necessary to calculate the measure and provide the calculation as a footnote. Clearly identify and label all of the "offsetting amounts" used in your calculation of SAC.

2. Please tell us and disclose why management believes it is relevant to subtract offsetting amounts such as the payments you receive in connection with equipment that is not returned to you from disconnecting lease subscribers in calculating this measure. It is unclear to us how these payments are related to the costs of adding new subscribers in a given period.

3. We also note that you will offset the value of equipment returned to the extent you make the equipment available for sale. Tell us and disclose why you believe it is appropriate to offset this amount. Also, tell us how you will determine this value and when the amount will be offset, upon its return or upon it resale.

<u>Critical Accounting Estimates</u>

<u>Capitalized satellite receivers, page 74</u>

4. Please provide quantitative disclosure on what impact a change in your estimates for the useful life of your capitalized satellite receivers could have on your results of operations. Refer to Section V of the Commission's Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

<u>Consolidated Statement of Cash Flows, page F-6</u>

5. Revise your presentation of trade accounts receivable, net to reflect the changes on a gross basis as required by paragraph 11 of SFAS No. 95.

Note 2. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page F-13

6. We note that you utilized an independent third-party valuation to assist in the determination of the value of your acquired identifiable tangible and intangible assets and liabilities in the Gemstar transaction. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Similarly revise your disclosure on page F-15 with respect to the fair value of your financial instruments. Revise to comply with this comment in future filings.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kyle Moffatt for

Larry Spirgel
Assistant Director